

November 21, 2014

VIA E-Mail
Ms. Barbara J. Fournier
Chief Operating Officer
FSP 303 East Wacker Drive Corporation
401 Edgewater Place
Wakefield, Massachusetts 01880

> **Re: FSP 303 East Wacker Drive Corporation**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on March 7, 2014**
> **File No. 000-53165**

Dear Ms. Barbara J. Fournier:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Note 2 – Summary of Significant Accounting Policies

Real Estate And Depreciation, pages F-8 – F-9

1.    We note that no impairment charges were recorded at December 31, 2013 and the subsequent interim periods March 31, 2014 and June 30, 2014. Please explain the impact of the current real estate operations environment, as described within your MD&A on page 11, on your assessment of impairment. Your response should discuss the assumptions used in developing your expected future undiscounted cash flows and specifically address how the increased vacancy percentage and potential new rental rates below expiring rates have impacted your determination of the expected future

undiscounted cash flows of the property. Reference is generally made to the guidance outlined in Section 360-10-35 of the Financial Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief